SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: December 31, 2001 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* SHIMASAKI, CRAIG DAVID (Last) (First) (Middle) 14200 S. MacArthur (Street) Edmond, OK 73003 (City) (State) (Zip) USA	2. Issuer Name and Ticker or Trading Symbol ZYMETX, INC. ZMTX 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) June 2001 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

                        Director                           10% Owner
           X          Officer                             Other

Officer/Other
Description           VICE PRESIDENT OF RESEARCH
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
Joint/Group Filing
Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
COMMON STOCK, par value $.001	06/30/2001	J (1) | V	1,830.00 | A | $0.38	8,022.00	D
COMMON STOCK, par value $.001	06/14/2001	P |	230.00 | A | $0.64	1,000.00	I	By Daughter

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

SHIMASAKI, CRAIG DAVID - June 2001
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Incentive Stock Options 1-01 (2)	$2.00				01/19/2001 (3) | 01/19/2011	COMMON STOCK, par value $.001 - 5,000.00		5,000.00	D
Incentive Stock Options 10-99 (2)	$2.25				10/01/2000 (4) | 10/01/2009	COMMON STOCK, par value $.001 - 46,447.00		46,447.00	D
Incentive Stock Options 10-99a (2)	$2.25				10/01/2000 (4) | 10/01/2009	COMMON STOCK, par value $.001 - 4,200.00		4,200.00	D
Incentive Stock Options 1-96 (2)	$1.00				01/03/1997 (5) | 01/03/2006	COMMON STOCK, par value $.001 - 5,042.00		5,042.00	D
Incentive Stock Options 8-98 (2)	$2.00 (6)				08/18/1999 (7) | 08/18/2008	COMMON STOCK, par value $.001 - 13,553.00		13,553.00	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	________________________________ 07-11-2001 ** Signature of Reporting Person Date /s/ Craig D. Shimasaki CRAIG DAVID SHIMASAKI Page 2 SEC 1474 (3-99)

SHIMASAKI, CRAIG DAVID - June 2001
Form 4 (continued)
FOOTNOTE Descriptions for ZYMETX, INC. ZMTX

Form 4 - June 2001

CRAIG DAVID SHIMASAKI
14200 S. MacArthur

Edmond, OK 73003
Explanation of responses:

 (1)   Acquired under the Employee Stock Purchase Plan.
(2)   Issued under the ZymeTx, Inc. Stock Option Plan in consideration of Mr. Shimasaki's service as a key employee of the Issuer. No transactions for the period of this report.
(3)   Vests at a rate of 50% on January 19, 2002, and 50% on January 19, 2003.
(4)   Vests at a rate of 50% on October 1, 2000, and 50% on October 1, 2001.
(5)   Vests at a rate of 25% on each of January 3, 1997, January 3, 1998, January 3, 1999, and January 3, 2000.
(6)   Exercise Price of Derivative Security repriced from $4.94 per share to $2.00 per share.
(7)   Vests at a rate of 25% per year on August 18, 1999, August 18, 2000, August 18, 2001, and August 18, 2002.

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